November 9, 2007

United States Securities and Exchange Commission
Hanna T. Teshome
Special Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment letter dated September 26, 2007
Definitive 14A
Filed on March 27, 2007
File No. 001-11083

Dear Ms. Teshome:

This letter is in response to your letter dated September 26, 2007 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below with our responses, and as appropriate, our additional or enhanced disclosure following each response.  Please be advised that, while the substance of the disclosure will change for fiscal year 2007, we have supplemented the disclosure from our 2006 proxy statement in this letter to demonstrate the spirit of how we propose to address your comments in future filings.  Page references below are to pages from our 2006 proxy statement and italicized portions indicate new disclosure.

Executive Compensation and Human Resources Committee, page 16

1.
You state that you engaged Watson Wyatt and Towers Perrin to provide compensation consulting services in 2006. Please disclose in greater detail the nature and the scope of the consultants’ assignments and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

We will expand our disclosure on page 17 as follows and will cross reference to this discussion in future Compensation Discussion & Analysis:

The Compensation Committee may also retain compensation consultants to assist it in evaluating executive compensation and may retain counsel, accountants or other advisors, as it deems appropriate, at the Company’s expense.  The Compensation Committee engaged the compensation consulting services of Watson Wyatt and Towers Perrin in 2006.  Watson Wyatt provides the Compensation Committee and management with (i) market data on Board of Directors compensation, CEO compensation, and our annual performance incentive plan,(ii) assistance with defining a peer group of companies, and (iii) proxy statement consulting services.

The Compensation Committee instructed Watson Wyatt to compare our Board of Directors and CEO compensation arrangements to those of our peer companies and to advise it of any recommended revisions to those arrangements.  With respect to CEO compensation, the Compensation Committee instructed Watson Wyatt to conduct a detailed analysis of CEO compensation relative to our initial 2006 peer group with respect to pay for performance, capital accumulation, value realized, and total remuneration.  Details regarding the results of these analyses are contained in our Compensation Discussion & Analysis on page 20.  In addition, the Compensation Committee asked Watson Wyatt to help the Company define a peer group of companies and collect relevant market data from those companies for base salary, incentive bonus and equity award referencing purposes. The Compensation Committee also instructed Watson Wyatt to analyze and make recommendations regarding our 2006 annual performance incentive plan and, in doing so, to interview our executive officers, conduct market research and modeling, and benchmark our plan against those of our peer companies.  In addition, the Compensation Committee asked Watson Wyatt to advise the Committee regarding the SEC’s new executive compensation disclosure rules and to work with the Committee and management in the preparation of our 2006 proxy statement disclosures regarding Board and executive compensation.  Watson Wyatt attended Compensation Committee meetings throughout 2006.

Towers Perrin provided the Compensation Committee and management with benefits plan design consulting, director and executive compensation consulting, market surveys and compensation communications support.  The Compensation Committee instructed Towers Perrin to review our benefits plans and specific executive compensation practices, conduct market surveys and executive interviews, compare our practices to market practices, and make recommendations regarding recommended revisions to those practices.  The Compensation Committee also asked Towers Perrin to review the director compensation practices of our peer companies to determine the relative competitiveness of our outside director compensation program.  In addition, the Committee directed Towers Perrin to assist management in developing communications materials regarding our benefits and compensation arrangements.  Towers Perrin attended Compensation Committee meetings in the second quarter of 2006.

Compensation Discussion and Analysis, page 19

Market Referencing, page 19

2.
Your disclosure indicated that you refer to “overall guidelines” to establish individual compensation pay levels. Please provide disclosure that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the committee determined the specific payout amounts. Please include in such disclosure a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic and operational objectives and individual goals resulted in specific payouts under each element. Also provide in your disclosure an analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and disclose the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

We respectfully direct the Staff to the discussion of how the Compensation Committee determined the specific payout amounts for each element of compensation (base salary, performance incentives and annual equity incentives) within each of those sections on pages 22 to 26.  In addition, to address this Comment 2 (as well as Comments 3 through 7), we will expand our disclosure on those pages as follows:

Base Salary [page 22].

NEOs (other than CEO).  We establish base salaries for our executive officers (other than the CEO) based upon the prior year PADR performance reviews conducted by and the recommendations of the CEO presented to the Compensation Committee for approval or modification.  To remain competitive in the industry and to acknowledge individual officers’ contributions in light of our Project Horizon quality system improvement initiative and business integration efforts, the Committee approved competitive base salary increases for our NEOs for 2006, as recommended by the CEO, as follows:

Name	2005 Base Salary	2006 Base Salary	% Increase	Effective Date

Paul A. LaViolette………	$600,000	$660,000	10.0%	12/27/05
Lawrence C. Best……….	$625,000	$660,000	5.6%	12/27/05
Fredericus A. Colen…….	$435,000	$465,000	6.9% (1)	12/27/05
Fredericus A. Colen…….	$465,000	$500,000	7.5% (2)	5/8/06
Paul W. Sandman………..	$435,000	$460,000	5.7%	12/27/05
_______________
(1) Mr. Colen received a 6.9% year-end raise.
(2) Mr. Colen received an additional 7.5% mid-year raise in connection with his assumption of additional responsibilities within our new cardiac rhythm management division after our Guidant acquisition.

Mr. LaViolette’s increase was, in part, attributable to a base salary adjustment based on a market comparison of his salary compared to the salaries of other chief operating officers within our peer group and to Mr. LaViolette’s increased responsibilities to advance our Project Horizon quality initiative.  Mr. Colen received a beginning of the year increase in recognition of his anticipated involvement in the strategic planning, due diligence and portfolio assessment with respect to the Guidant acquisition and a mid-year increase in recognition of his promotion in May 2006 to assume additional operations and technology responsibilities within our new cardiac rhythm management division.  Mr. Best’s salary increase was attributable to his increased efforts towards new business development initiatives, including technology acquisitions and investments, to enhance our product pipeline.  Mr. Sandman’s salary increase was attributable to his increased efforts towards managing the Company’s complex litigation and consummating and integrating business acquisitions.  The range of salary increases for our NEOs (other than the CEO) for 2006 from 2005 was 5.6% (in the case of Mr. Best) to 14.4% (in the case of Mr. Colen).

CEO.  The base salary of our CEO is established by the Compensation Committee upon the recommendation of the Chairman of the Board and the Governance Committee of the Board of Directors after consideration of the CEO’s performance for the prior year.  As part of its determination, the Committee reviews an assessment of the CEO’s actual performance versus objectives set for the CEO at the beginning of the year, the Company’s actual performance during the year, as well as market data provided by our compensation consultants.  Our CEO’s primary objectives for 2005 were to meet or exceed quarterly sales and earnings targets, increase sales of our TAXUS® stent system in the U.S. and abroad, focus on new product development initiatives and successfully integrate several recently acquired companies into our operations. Our CEO’s actual base salary increase for 2006 from 2005 was 3% and became effective in late February 2006.

Name	2005 Base Salary	2006 Base Salary	% Increase	Effective Date
James R. Tobin	$900,000	$927,000	3%	2/28/06

The limited nature of Mr. Tobin’s increase was due to the Compensation Committee’s determination that while the Company had successfully integrated several recent acquisitions, acquired certain outside technology to fuel the Company’s product development pipeline and launched TAXUS® Liberte™ in Europe, the Company had only achieved quarterly sales and earnings targets in two of four quarters in 2005, TAXUS® market share lagged expectations and the launch of TAXUS® in Japan had been delayed.

Performance Incentives [page 22].

Overview.  Through our Performance Incentive Plan for all salaried personnel, we seek to provide pay for performance by linking incentive awards to both Company and individual performance through a range of award opportunities which depend upon the level of achievement of quarterly Company and individual objectives.  The Compensation Committee measures corporate achievement on a quarterly basis against sales, net income and quality objectives established prior to the beginning of the quarter to determine the size of a bonus pool.  These goals excluded legacy Guidant results in 2006 because the acquisition closed during the second quarter of the year.  The Compensation Committee also measures individual achievement for an executive officer by comparing the actual performance of the executive to the individual goals and objectives established for the executive at the beginning of or during the year.

For the first half of the year, the relative weightings of our corporate objectives were 50% of the award based on sales and 50% based on net income (excluding certain charges).  In the second half of 2006, we revised the weightings to 35% of the award based on sales, 35% based on net income (excluding certain charges), and 30% based on quality, to further emphasize our commitment to improving quality throughout the organization and the introduction of our new quality policy.  The Compensation Committee believes that corporate sales and net income goals are appropriate to encourage our executives to achieve superior financial performance for the Company with the goal of, in turn, generating shareholder value.  The Committee believed that the addition of a corporate quality goal in 2006 was appropriate in order to emphasize the Company’s commitment to improving its quality systems, resolving the issues identified by the FDA in its corporate warning letter and enhancing shareholder value.  The Committee believes that the 35% weighting for sales, 35% for net income and 30% for quality are appropriate because they emphasize in nearly equal measure the Company’s top performance priorities.

Each executive’s incentive award opportunity for the year (the “target”) is expressed as a percentage of base salary, based on the scope of the executive’s responsibilities.  The CEO’s target is 100% of his base salary; the Chief Operating Officer’s target is 85% of his base salary; and the target for all of our other executive officers is 75% of his or her base salary.

We set our corporate quarterly net income, sales and quality goals each quarter prior to the start of the next quarter.  We determine the actual funding percentage of our Performance Incentive Plan on a quarterly basis based on actual results for the prior quarter as against that quarter’s plan, and the total annual funding percentage is the sum of the four quarterly funding percentages.  We begin to fund for annual incentives on a quarterly basis when Company performance meets a threshold level of sales, net income or quality goals for that quarter.  Funding then increases on a sliding scale (up to a maximum of 120% of target) as higher levels of sales, net income and quality goals are met, as depicted in the tables below.

[Note to Staff:  Prior tables have been separated, expanded and reformatted for clarity]

Sales and Net Income Metrics Table

For 2006, the sales and net income components of our corporate goals were funded at the following percentages, depending on the percent of the target level of sales or net income that we actually achieved.  For example, if we achieved 96% of our sales goal on a quarterly basis, the performance incentive plan for sales would fund at 80%.

Performance Level	Zero	Threshold	Below Target	Below Target	Below Target	Below Target	Target	Exceed Target	Exceed Target	Maximum
Sales/Net Income	<90%	90% to 92.5%	>92.5% to 94%	>94% to 95.5%	>95.5% to 97%	>97% to 98.5%	>98.5% to 101.5%	>101.5% to 103%	>103% to 105%	>105%
Funding Level	0%	50%	60%	70%	80%	90%	100%	105%	110%	120%

Quality Metrics Table

For 2006, the quality component of our corporate goals, introduced for Q3 and Q4, was funded at the following percentages, depending on the percent of the target level of the quality objectives that we actually achieved.  For example, if we achieved 70% of our quality goals on a quarterly basis, the performance incentive plan for quality would fund at 100%.

Performance Level	Zero	Threshold	Target	Exceeded Target	Maximum
Quality	<50%	50% to <66%	66% to <85%	85% to <100%	100%+
Funding Level	0%	50%	100%	110%	120%

Our quality goals include a variety of metrics governed by the federal Quality Systems Regulations, including complaint handling, corrective actions/preventative actions (CAPA), product inquiry reports, process validation, supplier controls and training completions.

Actual Corporate Goals Funding Table

The table below depicts, for 2006, our quarterly Performance Incentive Plan goals (excluding Guidant), our actual performance (excluding Guidant) as a percentage of plan and whether that performance met the threshold, target or maximum levels of our corporate objectives:

Quarter	Plan Sales ($ in millions)	Actual Sales as a % of Plan	Funding Table %	Plan Net Income* ($ in millions)	Actual Net Income* as a % of Plan	Funding Table %	Plan Quality**	Actual Quality as a % of Plan	Funding Table %	Total Corporate Funding***	Quarterly Corporate Funding
Q1	$1,587	102.58%	105% (exceeded target)	$317	105.10%	120% (maximum)	NA	NA	NA	112.50%	28.125%
Q2	$1,622	100.37%	100% (target)	$370	123.90%	120% (maximum)	NA	NA	NA	110%	27.50%
Q3	$1,582	96.35%	80% (below target)	$285	94.95%	70% (below target)	Run rate metrics plus training completions	85%	110% (exceeded target)	85.5%	21.375%
Q4	$1,608	94.15%	70% (below target)	$243	104.22%	110% (exceeded target)	Run rate metrics plus training completions	82%	95% (below target)+	91.5%	22.875%
Total											99.88%

*For purposes of our Performance Incentive Plan, “net income” is defined as GAAP net income excluding amounts related to the effect of purchase price allocation on assets, merger-related costs, costs associated with Guidant’s ongoing litigation, stock compensation expense and other special non-operating costs.

** Our quality goals were effective for Q3 and Q4 only because of our mid-year decision to emphasize our commitment to quality by making it an integral part of our performance incentive plan.

***For Q1 and Q2, performance weightings were 50% for sales and 50% for net income.  For Q3 and Q4, performance weightings were 35% for sales, 35% for net income and 30% for quality.

+Percentage does not tie out to the percentages in the Quality Metrics Table above because while the Company met the target level of quality goals, executive management used negative discretion to reduce that achievement percentage to emphasize the stringent nature of the Company’s quality goals and the importance of continuous improvement.

For example, in the first quarter, our actual sales came in at 102.58% of plan, which on the sales and net income funding table above receives a funding level of 105%.  Sales had a 50% weighting in the first quarter; 50% of 105% is 52.5%.  Our net income came in at 105.10% of plan, which on the sales and net income funding table above receives a funding level of 120%.  Net income had a 50% weighting in the first quarter; 50% of 120% is 60%.  The sum of these sales (52.5%) and net income (60%) funding levels is 112.50%, which is then divided by 4 to result in 28.125% for the quarterly corporate funding level.

For 2006, since our actual quarterly corporate sales, net income and quality results met the threshold, target and, in some cases, maximum target level of our corporate objectives, our Performance Incentive Plan funded corporate goals (excluding Guidant results) at 99.88% of target for the year (which is the sum of each quarterly corporate funding amount), before the application of the individual performance component of the plan.In addition to the corporate performance incentive goals described above, at the end of the year, individual performance is also considered pursuant to the PADR process described above.  An individual performance component from 0% to 200% is applied as a multiplier at the end of the year to each executive’s funded award to obtain the executive’s total award.  Amounts actually awarded under our Performance Incentive Plan for 2006 are reflected in the Summary Compensation Table on page 31 in the column Non-Equity Incentive Plan Compensation.

NEOs (other than CEO).  In 2006 performance incentive awards for our NEOs (other than our CEO) ranged from 99.9% of target to 125.2% of target based on the overall performance of the Company against quarterly goals, and the individual performance of each NEO during the year. Our corporate quarterly sales, net income and quality goals (excluding Guidant) and our achievement as a percentage of those goals are set forth in the table above.As described above, since each of our corporate sales, net income and quality results for each quarter of 2006 met the threshold, target and, in some cases, maximum target level of our corporate objectives, before the application of the individual performance component of the plan, the corporate performance aspect of our Performance Incentive Plan funded at 99.88% of target. Actual awards for our NEOs (other than our CEO) in excess of the corporate funding level of 99.88% are in recognition of significant efforts being devoted to Project Horizon, Guidant integration and business optimization initiatives, which are long-term initiatives whose expected benefits are not reflected in our current stock price, in addition to the retention challenges we face in light of recent Company stock price performance.  Details regarding the individual performance incentive awards paid to our NEOs in 2006 are set forth in the table below.

Name	2006 Target Award ($ in thousands)	2006 Actual Award ($ in thousands)	Actual as % of Target
Paul A. LaViolette…..………..	$561.0	$616.4	109.9%
Lawrence C. Best …………….	$495.0	$494.4	99.9%
Fredericus A. Colen…………..	$375.0	$469.5	125.2%
Paul W. Sandman……………..	$345.0	$344.6	99.9%

Mr. LaViolette’s performance incentive award was 109.9% of his target due primarily to his exceeding expectations with respect to his efforts in advancing our Project Horizon quality initiatives.  Mr. Best’s performance incentive award was 99.9% of his target due primarily to his meeting expectations with respect to his efforts to acquire new businesses and technologies to enhance our product pipeline related to the potential future growth of the Company.  Mr. Colen’s performance incentive award was 125.2% of his target due primarily to his outstanding performance in integrating additional operations and technology responsibilities within our new cardiac rhythm management division.  Mr. Sandman’s performance incentive award was 99.9% of his target due primarily to his exceeding expectations with respect to his work towards the consummation and integration of recent acquisitions, including Guidant and Endotex.

CEO.  Our CEO’s primary 2006 performance objectives were to resolve the issues identified by the FDA in its corporate warning letter, achieve improved cash flow for the year, close the Guidant transaction and integrate the new cardiac rhythm management operations, improve TAXUS® market share and launch certain product development initiatives.  In 2006, our CEO’s performance incentive award fell below his targeted payout level of $927,000 because his actual performance versus those objectives fell below expectations.

Name	2006 Target Award ($ in thousands)	2006 Actual Award ($ in thousands)	Actual as % of Target
James R. Tobin………………..	$927.0	$324.1	35%

Mr. Tobin’s performance incentive award was 35% of his target principally because while the Guidant transaction was successfully completed and integration efforts were well underway by the end of 2006, the Company was still operating under the FDA corporate warning letter, had not generated improved cash flow, had experienced lower than expected cardiac rhythm management market share and flat TAXUS® market share, and had failed to launch a particular new product within our Endosurgery division.

An individual’s total performance incentive payment is ultimately determined by multiplying the employee’s December 31, 2006 base salary by the employee’s December 31, 2006 incentive target percentage by the percentage that 2006 corporate sales, net income and quality objectives had been reached by the individual’s performance percentage.A calculation of each NEO’s actual performance incentive award, including the corporate performance and individual performance components of the award, is included in the table below:

NEO	12/31/06 Base Salary	x	12/31/06 Incentive Target Percentage	x	Corporate Funding	x	Individual Performance Percentage	=	Performance Incentive Award
James R. Tobin	$927,000	x	100%	x	99.88%	x	35%	=	$324,100
Paul A. LaViolette	$660,000	x	85%	x	99.88%	x	109.9%	=	$616,400
Lawrence C. Best	$660,000	x	75%	x	99.88%	x	99.9%	=	$494,400
Fredericus A. Colen	$500,000	x	75%	x	99.88%	x	125.2%	=	$469,500
Paul W. Sandman	$460,000	x	75%	x	99.88%	x	99.9%	=	$344,600

*Calculations in table are not exact due to rounding of base salaries.

Annual Equity Incentives [page 25].

NEOs (other than CEO).  None of our NEOs (other than our CEO) received annual equity awards in 2006.  For 2006, the Compensation Committee determined that annual equity awards in 2006 were not appropriate in light of a three-year retention equity award made to these individuals in 2005, rendering them ineligible to receive additional annual equity awards until 2008 (although certain executives did receive promotional equity awards during the year in recognition of increased responsibilities).

CEO.  In an effort to encourage our CEO to extend his tenure with us, in February 2006 the Compensation Committee awarded Mr. Tobin 250,000 DSUs, 50% of which will vest on December 31, 2008 and 50% of which will vest on December 31, 2009, contingent on his continued employment with the Company as of each of those dates, and which will be issuable to Mr. Tobin in the seventh month following the cessation of his employment with the Company.  In addition, the Compensation Committee provided Mr. Tobin with an opportunity to receive up to 2,000,000 performance-based DSUs, 50% of which would be issued on December 31, 2008 in the event that shares of our common stock reach specified prices per share as set forth below and 50% of which would be issued on December 31, 2009 in the event that shares of our common stock reach specified prices per share as set forth below (units that do not vest on December 31, 2008 may vest on December 31, 2009 if the specified prices per share have been reached).

Share Performance Price	% of Restrictions that Lapse	12/31/08 Measurement Date	12/31/09 Measurement Date	Total Shares Earned
$75 and above……………..……	100%	1,000,000	1,000,000	2,000,000
$60………………………………	80%	800,000	800,000	1,600,000
$50………………………………	60%	600,000	600,000	1,200,000
$40………………………………	40%	400,000	400,000	800,000
$35………………………………	20%	200,000	200,000	400,000
Below $35…………………..…..	0%	0	0	0

The Compensation Committee determined that the grant of 250,000 DSUs with time-based vesting would serve the purpose of encouraging Mr. Tobin to extend his tenure with the Company during a critical time when the Company is trying to resolve the issues raised by the FDA corporate warning letter and to integrate its new CRM business.  The Compensation Committee determined that the grant of up to 2,000,000 DSUs depending upon the achievement of specified trading prices of our common stock in 2008 and 2009 would serve the purpose of incenting Mr. Tobin not only to remain with the Company, but also to drive our long-term stock price performance and thereby increase shareholder value.

Our Elements of Total Executive Compensation, page 21

3.
Please disclose how you determine the award amount of each component of the incentive compensation with respect to the performance metrics that are taken into account for determining compensation. Also disclose how each component amount is determined and, if applicable, whether payments are allocated between the components addressing the factors considered and the relative significance accorded to each factor. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Please see our enhanced disclosure in response 2 above.

4.
You have not provided a quantitative discussion of all of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of these target levels is not required because it would result in competitive harm such that you may exclude the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with your analysis using the standard you would use if requesting confidential treatment. Also disclose how difficult it would be for the named executive officers to meet those goals or how likely it will be for the company to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation.

Please see our enhanced disclosure in response 2 above.

5.
Please disclose how the performance-based incentive compensation is structured and implemented to reflect the named executive officer’s individual performance. Disclose the elements of each individual named executive officer’s performance and/or contribution that are taken into account in determining performance-based incentive compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Please see our enhanced disclosure in response 2 above.

Performance Incentives, page 22

6.
Your discussion on page 23 regarding how you determine the bonus pool is unclear. Please provide in your disclosure substantive analysis regarding how the compensation committee determined the bonus pool and the specific payout amounts under the performance incentive plan.

Please see enhanced disclosure in response 2 above.

Annual Equity Incentives, page 24

7.
Please disclose how you determine the equity based compensation for a named executive officer including the amount of the equity award, how you determine the allocation between the different types of equity awards and when the awards are granted. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) and (iv) of Regulation S-K.

Please see our enhanced disclosure in response 2 above.  The Compensation Committee did not grant annual equity awards to our NEOs (other than the CEO) in 2006 because they received a three-year retention equity award in the middle of 2005, rendering them ineligible to receive additional annual equity awards until 2008 (although certain executives did receive promotional equity awards during the year in recognition of increased responsibilities).  The Staff is supplementally advised that, as stated on page 24, when the Compensation Committee does make equity awards to our NEOs, the Committee considers the NEO’s level of responsibility, ability to affect the achievement of overall corporate objectives, individual performance and individual potential.  In addition, the Committee awards equity in the form of options or DSUs, or a combination of both.  The Committee awards options as a way to promote shareholder alignment and to hold executives accountable for generating shareholder returns and DSUs as a share-efficient means of retaining top talent and promoting a long-term shareowner perspective.

We respectfully advise the Staff that we describe our equity award grant practices, including the timing of those grants, in the three paragraphs and the table on page 29.

Our Change in Control and Post-Employment Compensation Arrangements, page 27

8.
You provide disclosure relating to the various post-employment termination benefits on page 28. Please disclose why you structured the terms and payout levels of these arrangements as you have. Also disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Please refer to Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

The Staff is respectfully advised that we have described the objectives of each post-employment compensation arrangement described on pages 27 to 29 in the second sentence of the relevant paragraph.  For example, on page 27 we state that our “Executive Retirement Plan exists to provide a clear and consistent approach to managing executive departures with a standard mutually-understood separation and post-employment relationship.”  We state that our consulting arrangements are designed “to ensure smooth executive transitions including prudent transfer of business knowledge as well as day to day project support, as needed.”  On page 28, we state that our executive life insurance payments “represent a buyout of a former split-dollar life insurance program, which has been closed to new participants since May 2004.”  Our retention agreements are designed to “retain key executives during a potentially critical time in the event of a sale or merger of the Company.”  In order to more directly address the Staff’s comment, we will also include the following disclosure at the end of the section entitled “Our Change in Control and Post-Employment Compensation Arrangements” on page 29:

With respect to each of these post-employment compensation arrangements, the Compensation Committee determined that both the terms and the payout levels of each arrangement are appropriate to accomplish the stated objective of each arrangement. The Compensation Committee considered each of the above-described arrangements as part of the tally sheet analysis it conducted regarding all elements of compensation for each of our executive officers and determined the reasonableness of each individual element of compensation and of the executive’s compensation package as a whole.  The Committee also considered the non-competition agreements, confidentiality agreements, non-solicitation agreements and releases of claims, as applicable, that the Company would receive in exchange from the executive prior to the receipt of post-employment termination benefits.  In addition, the Compensation Committee feels that these arrangements are generally consistent with those arrangements being offered by our market peers.  As a result, the Compensation Committee feels that the payout amounts under each arrangement are necessary to remain competitive in attracting and retaining executive talent.  In 2008, the Compensation Committee intends to ask its compensation consultant to conduct a formal analysis of each of these arrangements for reasonableness and market competitiveness.

Summary Compensation Table, page 31

9.	Please revise your disclosure of the “Executive Allowance” amounts in “All Other Compensation” to identify and quantify the specific allocations. Please refer to Instruction 4 of Item 402(c)(2)(ix).

The Staff is supplementally advised that the $25,000 amount listed under the “Executive Allowance” column under “All Other Compensation” is a lump sum cash payment that we make to our executive officers in lieu of other perquisites typically paid by other companies.  Amounts are not specifically allocated to any particular perquisite(s) and we do not specify or track how each executive officer chooses to spend his or her allowance.  In order to clarify our disclosure, we will add the following sentence to footnote (b) under the “All Other Compensation” column:

The lump sum $25,000 cash payment is not specifically allocated to any particular item; each executive is entitled to spend the cash in his or her discretion.

Pension Benefits, page 36

10.
Please disclose the material factors necessary to an understanding of the plans disclosed in the table. Include in the narrative a discussion of the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Please refer to Item 402(h)(3) and Instruction 2 to Item 402(h)(2) of Regulation S-K.

The Staff is supplementally advised that the only plan described in the Pension Benefits table is our Executive Retirement Plan, which is described in detail in a paragraph on page 27.  In order to address the Staff’s comment, we will include that detailed discussion in the narrative preceding the table, instead of in footnote 1 under the table, where we had more generally described the plan.  In addition, we will add the following additional disclosure to the narrative preceding the table:

For retirement-eligible participants, the present value of accrued benefits is equivalent to the value of their lump sum benefit determined under the Plan (based on the NEO’s base salary and number of years of credited service).  For those executives not yet eligible for retirement (Messrs. LaViolette and Colen), the amounts reflected represent their current accrued benefit based on current salary and current years of service, discounted from the earliest retirement age to December 31, 2006 using a discount rate of 5.75% per annum. This valuation methodology is consistent with the methodology we use for financial accounting purposes except that for financial accounting purposes, the valuation considers the probability that the executives will achieve retirement age, while under this valuation methodology, executives are assumed to remain employed at Boston Scientific until their earliest retirement age under the Plan (or their age on December 31, if already eligible for retirement).

Nonqualified Deferred Compensation, page 36

11.	Please disclose the material factors necessary to an understanding of the plan disclosed in the table. Please refer to Item 402(i)(3) of Regulation S-K.

The Staff is supplementally advised that the only plan described in the Nonqualified Deferred Compensation table is our 401(k) Excess Benefit Plan, which is described in detail on page 26.  We will include that detailed discussion in the narrative preceding the table, instead of in footnote 1 under the table, where we had more generally described the plan.

Director Compensation in Fiscal 2006, page 44

12.
Please disclose the grant date fair value of each equity award computed in accordance with FAS 123R. Also disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. Please refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K and revise footnotes 4 and 5 to the director compensation table accordingly.

The Staff is respectfully advised that the grant date fair values of the non-employee directors’ 2006 restricted stock awards are described in footnote 4 to the Director Compensation table.  To address the Staff’s comment, we will include the grant date fair value in a new column, as shown below.  There were no option grants made to non-employee directors in 2006.  In addition, to provide the aggregate number of stock awards and option awards outstanding as of fiscal year end, we will provide a sum total at the bottom of the “Number of Shares” column in footnote 4 and the “Outstanding Stock Options” column in footnote 5, as shown below.  Additionally, we will revise the last column in footnote 5 to include both vested and unvested option awards.

(4)
Under our director compensation program, each non-employee director, except the Chairman of the Board, was granted a restricted stock award on July 25, 2006 in the amount of shares equal to the grant date fair value of $80,000, or 4,782 shares. Our Chairman of the Board was also granted a restricted stock award on July 25, 2006 in an amount of shares equal to the grant date fair value of $120,000, or 7,173 shares. The restricted stock awards vest upon the expiration of each director's current term of office. The amounts reflected in this column represent the amount of expense we recognized for each of the director’s awards.

The aggregate total number of outstanding unvested restricted awards at December 31, 2006 is shown below:

Name	Grant Date	Number of Shares	Grant Date Fair Value	Vesting Date
John E. Abele	7/25/06	4,782	$80,000	May 2009
Ursula M. Burns	5/11/04	2,000	$78,600	May 8, 2007
	5/10/05	2,000	$59,500	May 8, 2007
	7/25/06	4,782	$80,000	May 8, 2007
Nancy-Ann DeParle	7/25/06	4,782	$80,000	May 2008
Joel L. Fleishman	7/25/06	4,782	$80,000	May 2009
Marye Anne Fox	5/11/04	2,000	$78,600	May 8, 2007
	5/10/05	2,000	$59,500	May 8, 2007
	7/25/06	4,782	$80,000	May 8, 2007
Ray J. Groves	5/10/05	2,000	$59,500	May 2008
	7/25/06	4,782	$80,000	May 2008
Kristina M. Johnson	7/25/06	4,782	$80,000	May 2009
Ernest Mario	7/25/06	4,782	$80,000	May 2009
N.J. Nicholas, Jr.	5/11/04	2,000	$78,600	May 8, 2007
	5/10/05	2,000	$59,500	May 8, 2007
	7/25/06	4,782	$80,000	May 8, 2007
Pete M. Nicholas	5/10/05	3,000	$59,500	May 2008
	7/25/06	7,173	$120,000	May 2008
John E. Pepper	5/11/04	2,000	$78,600	May 8, 2007
	5/10/05	2,000	$59,500	May 8, 2007
	7/25/06	4,782	$80,000	May 8, 2007
Uwe Reinhardt	7/25/06	4,782	$80,000	May 2009
Warren B. Rudman	5/10/05	2,000	$59,500	May 2008
	7/25/06	4,782	$80,000	May 2008
TOTAL		87,557

(5)
No stock options were granted to non-employee directors in 2006. The amounts in this column reflect the expenses related to stock options granted in prior periods and recognized in our 2006 financial statements as described in Statement of Financial Accounting Standards No.123(R). For a discussion of the valuation assumptions, see Note L to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006. Aggregate total numbers of stock option awards (vested and unvested) outstanding at December 31, 2006 are shown below.

Name	Grant Date	Expiration Date	Exercise Price	Outstanding Stock Options
John E. Abele………………………………………….	5/5/97	5/5/07	$12.41	181,000
	5/10/05	5/10/15	$29.75	2,000
Ursula M. Burns………………………………………	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
Nancy-Ann DeParle…………………………………	5/18/04	5/18/14	$16.46	23,109

	5/16/05	5/16/15	$20.45	26,891
Joel L. Fleishman…………………………………….	5/5/97	5/5/07	$12.41	8,000
	5/5/98	5/5/08	$18.34	8,000
	5/4/99	5/4/09	$20.63	8,000
	5/9/00	5/9/10	$14.16	8,000
	5/8/01	5/8/11	$7.77	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
Marye Anne Fox……………………………………..	10/30/01	10/31/11	$11.38	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
Ray J. Groves……………………..………………….	5/4/99	5/4/09	$20.63	8,000
	5/9/00	5/9/10	$14.16	8,000
	5/8/01	5/8/11	$7.77	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
Kristina M. Johnson………………………………….	3/16/04	3/16/14	$18.09	4,481
	5/18/04	5/18/14	$16.46	23,855
	5/16/05	5/16/15	$20.45	26,891
Ernest Mario……………...…………………………..	5/6/03	5/6/13	$23.26	1,333
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
N.J. Nicholas, Jr…………………...…………………	5/5/98	5/5/08	$18.34	8,000
	5/4/99	5/4/09	$20.63	8,000
	5/7/02	5/7/12	$12.34	1,334
	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
Pete M. Nicholas……………………………………..	5/5/97	5/5/07	$12.41	960,000
	12/19/97	12/19/07	$10.39	56,000
	12/23/98	12/23/08	$12.44	30,000
	5/9/00	5/9/10	$14.16	180,000
	7/25/00	7/25/10	$8.50	180,000
	12/6/00	12/6/10	$6.13	784,500
	12/17/01	12/17/11	$12.50	70,000

	5/10/05	5/10/15	$29.75	1,000
John E. Pepper………...……………………………..	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
Uwe Reinhardt………………………...……………..	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
Warren B. Rudman…………………….……………..	5/9/00	5/9/10	$14.16	8,000
	5/8/01	5/8/11	$7.77	4,000
	5/7/02	5/7/12	$12.34	4,000
	5/6/03	5/6/13	$23.26	4,000
	5/11/04	5/11/14	$39.30	2,000
	5/10/05	5/10/15	$29.75	2,000
TOTAL				2,732,394

In connection with the above, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (508) 650-8533 or Paul Sandman, our General Counsel at (508) 650-8616 with any questions you may have.

Sincerely,

                                        /s/ James R. Tobin

James R. Tobin
Chief Executive Officer